SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under

Section 12(g) of the Securities Exchange Act of 1934 or

Suspension of Duty to File Reports Under Section 13 and 15(d)

of the Securities Exchange Act of 1934

Commission File Number 333-137374-01

UPFC AUTO RECEIVABLES TRUST 2006-B

(Exact name of registrant as specified in its charter)

C/O UNITED AUTO CREDIT CORPORATION (AS SERVICER)

18191 VON KARMAN, SUITE 300, IRVINE, CALIFORNIA 92612

(949) 224-1244

(Address, including zip code and telephone number, including area code, of registrants’ principal executive offices)

AUTOMOBILE RECEIVABLES BACKED NOTES

UPFC AUTO RECEIVABLES TRUST 2006-B

$55,000,000 5.34% CLASS A-1 NOTES,

$96,000,000 5.15% CLASS A-2 NOTES, AND

$99,000,000 5.01% CLASS A-3 NOTES,

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Class A-1 Notes: 6

Class A-2 Notes: 9

Class A-3 Notes: 23

Pursuant to the requirements of the Securities Exchange Act of 1934, UPFC AUTO RECEIVABLES TRUST 2006-B has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

United Auto Credit Corporation as Servicer

DATE: April 13, 2007	By:	/s/ ARASH A. KHAZEI
Arash A. Khazei, Chief Financial Officer